Exhibit 99.3

CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 5, 2018, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2017 and should be read in conjunction with the December 31, 2017 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated.

This MD&A contains non-GAAP measures and forward-looking information. Readers are advised to read this MD&A in conjunction with both the “Non-GAAP Measures” and “Forward-looking Information and Other Advisories” found at the end of this MD&A.

	Three months ended		Year ended
Financial and Operating Highlights	December 31		December 31
	2017	2016	2017	2016

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$65,779	$71,090	$259,611	$215,027
Net income	$21,425	$(8,845)	$95,039	$(15,734)
per share	$0.12	$(0.05)	$0.51	$(0.09)
Funds from operations (1)	$43,883	$54,610	$183,202	$166,861
per share (2)	$0.24	$0.30	$0.99	$0.92
Total capital expenditures	$73,723	$30,043	$248,774	$128,014
Working capital deficit	$13,808	$6,167	$13,808	$6,167
Bank indebtedness	$208,978	$153,102	$208,978	$153,102
Basic weighted average shares (000)	185,963	184,641	185,641	182,056
Operating
Daily Production
Natural gas (mcf/d)	237,780	215,369	228,583	197,852
Liquids (bbls/d)	1,227	949	1,218	915
Total mcfe/d	245,142	221,063	235,891	203,342
Total boe/d	40,857	36,844	39,315	33,890
Average prices (including hedging)
Natural gas ($/mcf)	$2.69	$3.35	$2.82	$2.75
Liquids ($/bbl)	$60.48	$53.01	$54.28	$47.97
Cash netbacks ($/mcfe) (1)
Natural gas and liquids sales	$2.38	$3.17	$2.69	$2.18
Realized gains on derivatives	0.53	0.32	0.32	0.71
Royalty expense	(0.07)	(0.18)	(0.07)	(0.07)
Operating expense	(0.26)	(0.22)	(0.25)	(0.27)
Transportation expense (3)	(0.50)	(0.26)	(0.40)	(0.09)
Operating netback (1)	2.08	2.83	2.29	2.46
General and administrative	(0.05)	(0.08)	(0.08)	(0.10)
Finance expense	(0.09)	(0.09)	(0.08)	(0.13)
Other income	-	0.02	-	0.01
Cash netbacks (1)	$1.94	$2.68	$2.13	$2.24

(1)	Non-GAAP Measure which may not be comparable to similar non-GAAP measures used by other entities. Please see "Non-GAAP Measures".
(2)	Based on basic weighted average shares outstanding.
(3)	Commencing on November 1, 2016, Advantage requested that its natural gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on cash flow, cash netbacks, or net income; however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

Advantage Oil & Gas Ltd. - 1

Natural Gas and Liquids Sales

	Three months ended			Year ended
	December 31			December 31
($000)	2017	2016	% change	2017	2016	% change
Natural gas sales	$46,950	$59,925	(22)%	$207,623	$145,878	42%
Realized gains on derivatives	12,002	6,534	84%	27,847	53,094	(48)%
Natural gas sales including derivatives	58,952	66,459	(11)%	235,470	198,972	18%
Liquids sales	6,827	4,631	47%	24,141	16,055	50%
Total (1)	$65,779	$71,090	(7)%	$259,611	$215,027	21%

(1) Total excludes unrealized derivative gains and losses.

For the three months ended December 31, 2017, total sales including realized derivative gains was $65.8 million, a decrease of $5.3 million or 7% as compared to the same period of 2016. The decrease to total sales was primarily attributable to a 29% decrease in realized natural gas prices, partially offset by a 14% increase in realized liquids prices, an 11% increase in total production and an 84% increase in realized gains on derivatives. For the year ended December 31, 2017, total sales including realized derivative gains was $259.6 million, an increase of $44.6 million or 21% that was primarily attributable to a 16% increase in total production and a 24% increase in realized natural gas prices, partially offset by lower realized gains on derivatives due to differences in natural gas prices and contracts outstanding during the periods (see “Commodity Price Risk Management and Market Diversification”).

Natural gas sales were positively impacted by Advantage’s ongoing commodity price risk management and market diversification initiatives. Commencing November 1, 2017, approximately 20% of our natural gas production volumes were sold at the Dawn market in Southern Ontario, which realized higher average prices than AECO (see “Commodity Prices and Marketing”). Advantage has also continued to proactively manage commodity price risk through entering into derivative transactions which resulted in realized prices that exceeded benchmark prices with gains of $12.0 million and $27.8 million for the three months and year ended December 31, 2017, respectively.

Liquids sales increased significantly due to higher realized liquids prices and additional Middle Montney wells coming on production, for which liquids are extracted at our Glacier gas plant refrigeration facilities. Liquids production was comprised of approximately 71% condensate during 2017.

Production

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Natural gas (mcf/d)	237,780	215,369	10%	228,583	197,852	16%
Liquids (bbls/d)	1,227	949	29%	1,218	915	33%
Total - mcfe/d	245,142	221,063	11%	235,891	203,342	16%
- boe/d	40,857	36,844	11%	39,315	33,890	16%
Natural gas (%)	97%	97%		97%	97%
Liquids (%)	3%	3%		3%	3%

For the three months and year ended December 31, 2017, total production increased 11% to a record 245 mmcfe/d and 16% to 236 mmcfe/d, respectively, as compared to 2016. Total production has continued to increase due to the success of our Montney development program. Annual average production for 2018 is expected to be between 255 and 265 mmcfe/d, with a 56% increase to annual average liquids production to 1,900 bbls/d, consisting of 73% condensate. Production in the first and second quarters of 2018 is anticipated to be consistent with the fourth quarter of 2017. A planned shut-down of our Glacier gas plant necessary to tie-in new equipment and complete the expansion of the Glacier Gas Plant to 400 mmcf/d processing capacity has been incorporated into our 2018 production guidance.

Advantage Oil & Gas Ltd. - 2

Commodity Prices and Marketing

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Average Realized Prices
Natural gas, excluding hedging ($/mcf)	$2.15	$3.02	(29)%	$2.49	$2.01	24%
Natural gas, including hedging ($/mcf)	$2.69	$3.35	(20)%	$2.82	$2.75	3%
Liquids, excluding and including hedging ($/bbl)	$60.48	$53.01	14%	$54.28	$47.97	13%

Benchmark Prices
AECO daily ($/mcf)	$1.69	$3.09	(45)%	$2.15	$2.16	-%
AECO monthly ($/mcf)	$1.95	$2.81	(31)%	$2.43	$2.09	16%
Dawn daily ($US/mmbtu)	$3.77	$4.29	(12)%	$3.96	$3.42	16%
Henry Hub ($US/mmbtu)	$2.94	$2.95	-%	$3.11	$2.43	28%
Edmonton Light ($/bbl)	$66.89	$60.76	10%	$62.26	$52.27	19%

Exchange rate (US$/CDN$1.00)	0.7865	0.7497	5%	0.7712	0.7550	2%

As part of our ongoing market diversification, commencing November 2017 we began delivering approximately 20% of our natural gas production to the Dawn market in Southern Ontario. Realized natural gas prices, excluding hedging, for the three months ended December 31, 2017 were lower than the fourth quarter of 2016 due to significantly weaker AECO prices, while realized natural gas prices for the year ended December 31, 2017 were higher than 2016 due primarily to stronger average AECO monthly prices and natural gas transportation expense which was previously deducted from our gas sales price. Alberta natural gas prices, in particular AECO, were very volatile during the third quarter of 2017 and continuing into October due to pipeline maintenance and expansion activities conducted by TransCanada Pipeline (“TCPL”) on the Alberta system. This resulted in various receipt and delivery curtailments that placed pressure on prices beginning in July and were more pronounced in September and October 2017. We believe that significant downward pressure on AECO prices has resulted primarily from restrictions in delivery interruptible service that has limited periodic inventory injections causing an extremely tight market with little flexibility for the growing natural gas supply to clear the system. With the reduction in maintenance and restrictions as we progress through the winter season, we would expect the market to be better balanced with less price volatility, albeit at Alberta natural gas prices lower than is typical of winter.

Advantage participated in TCPL’s long term, fixed price service open season whereby industry committed to transporting approximately 1.5 bcf/d from Empress, Alberta to the Dawn market. Advantage’s commitment to this firm transportation service was 55,600 GJ/d (52,700 mcf/d) that began November 1, 2017. The Dawn market provides Advantage with additional physical market diversification from AECO with a corresponding increase in transportation expense to access this market. During the three months and year ended December 31, 2017, Advantage realized $5.4 million of incremental revenue from the Dawn market (the excess of Dawn realized prices over AECO daily prices for volumes sold at Dawn).

Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see “Transportation Expense”).

Advantage Oil & Gas Ltd. - 3

Commodity Price Risk Management and Market Diversification

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts for the purposes of reducing cash flow volatility and diversifying price realizations to multiple markets in support of our Montney development plans. Advantage’s Credit Facilities allow us to enter fixed price derivative contracts up to 75% of total estimated natural gas and liquids production over the first three years and up to 50% over the fourth and fifth years. In addition, the Credit Facilities allow us to enter into basis swap arrangements to any natural gas price point in North America for up to 100,000 MMbtu/day with a maximum term of seven years. Basis swap arrangements do not count against the limitations on hedged production.

Our natural gas production and corresponding derivative contracts are expected to result in the realization of the following fixed and variable market prices for 2018:

	January 1 to December 31, 2018
			% of
	Volumes Contracted		Estimated Production
	(mmcf/d)	Average Minimum Price	(net of royalties)
Fixed Price
AECO fixed price swaps	61.1	$2.99/mcf	25%
Dawn fixed price swaps	30.0	US$2.86/mcf	12%
	91.1		37%

Variable Price
AECO	108.5	AECO	45%
Dawn	22.7	Dawn	10%
AECO / Henry Hub basis swaps	18.8	Henry Hub less US$0.95/mcf	8%
	150.0		63%

Total Natural Gas (2)	241.1		100%

(1)	All volumes contracted converted to mcf on the basis of 1 mcf = 1.055056 GJ and 1 mcf = 1 mmbtu
(2)	Represents the midpoint of our Guidance for 2018 Budget gas volumes (see News Release dated December 11, 2017)

A summary of realized and unrealized derivative gains and losses for the three months and years ended December 31, 2017 and 2016 are as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2017	2016	% change	2017	2016	% change
Realized gains on derivatives	$12,002	$6,534	84%	$27,847	$53,094	(48)%
Unrealized gains (losses) on derivatives	17,200	(36,587)	(147)%	73,305	(66,781)	(210)%
Gains (losses) on derivatives	$29,202	$(30,053)	(197)%	$101,152	$(13,687)	(839)%

For the three months and year ended December 31, 2017 and 2016, Advantage realized derivative gains as a result of natural gas prices decreasing to levels below our average derivative contract prices. For the three months and year ended December 31, 2017, Advantage recognized unrealized derivative gains of $17.2 million and $73.3 million, resulting from an increase in the fair value of our derivative contracts to a net asset of $50.8 million at December 31, 2017 as compared to a net asset of $33.6 million at September 30, 2017 and a net liability of $22.5 million at December 31, 2016. The fair value of the net derivative asset or liability is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses do not impact funds from operations and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The increases in the fair value of our outstanding derivative contracts over the three months and year ended December 31, 2017 were primarily due to decreases in natural gas prices. Remaining derivative contracts will settle between January 1, 2018 and December 31, 2024.

Advantage Oil & Gas Ltd. - 4

Royalty Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Royalty expense ($000)	$1,575	$3,637	(57)%	$6,387	$4,900	30%
per mcfe	$0.07	$0.18	(61)%	$0.07	$0.07	-%
Royalty Rate (percentage of natural gas and liquids sales)	2.9%	5.6%	(2.7)%	2.8%	3.0%	(0.2)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are determined by various royalty regimes that incorporate factors including well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance (“GCA”) which is a reduction of royalties payable to the Alberta Provincial Government (the “Crown”) to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the Crown’s share of our natural gas production. Royalty expense for the year ended December 31, 2017 was higher than 2016, primarily due to increased corporate production and higher realized commodity prices in 2017 and a $2.1 million GCA recovery in the second quarter of 2016. Due to lower realized prices during the fourth quarter of 2017, royalty expense was lower than the comparative period of 2016. Advantage can experience significantly reduced royalty rates during periods of low commodity prices. We anticipate a 2018 average royalty rate of between 3.0% and 5.0%.

Operating Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Operating expense ($000)	$5,967	$4,490	33%	$21,729	$20,358	7%
per mcfe	$0.26	$0.22	18%	$0.25	$0.27	(7)%

Operating expense per mcfe for the year ended December 31, 2017 decreased by 7% to $0.25/mcfe as compared to 2016. Lower operating expense per mcfe was due to reduced water disposal and handling costs attributable to an additional 100% owned water disposal well which was placed in-service in 2016, continued efficiency improvement with equipment maintenance procedures and higher plant throughput. Operating expense was lower during the three months ended December 31, 2016 at $0.22/mcfe due to a short period of third party processing volumes that was accepted into our Glacier gas plant during that quarter.

Advantage Oil & Gas Ltd. - 5

Transportation Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Transportation expense
Natural gas ($000)	$10,316	$4,217	145%	$30,770	$4,217	630%
per mcf	$0.29	$0.21	38%	$0.37	$0.06	517%
Liquids ($000)	$1,034	$1,006	3%	$3,747	$2,765	36%
per bbl	$5.92	$6.66	(11)%	$8.43	$8.27	2%
Total transportation expense ($000)	$11,350	$5,223	117%	$34,517	$6,982	394%
per mcfe	$0.50	$0.26	92%	$0.40	$0.09	344%

Transportation expense represents the cost of transporting our natural gas and liquids to the sales points, including associated fuel costs. Higher liquids recoveries and production at our Glacier gas plant resulted in increased liquids transportation expense for the year ended December 31, 2017 as compared to 2016 (see “Production”). Natural gas transportation expense for the three months and year ended December 31, 2017 increased significantly from the same periods of 2016 due to the change in contract assignment discussed below, as well as Advantage’s participation in TCPL’s long term, fixed price service open season from Empress, Alberta to the Dawn market, which commenced November 1, 2017. Advantage’s commitment to this firm transportation service is 55,600 GJ/d (52,700 mcf/d), representing approximately 20% of our current production. Dawn provides Advantage with additional physical market diversification from AECO with a corresponding increase in transportation expense to access this market. Transportation under our firm commitment from AECO to Dawn is approximately $1.10/mcf. During the three months and year ended December 31, 2017, Advantage incurred incremental transportation expense of $3.6 million to the Dawn market.

Prior to November 1, 2016, natural gas transportation was presented as a reduction against realized natural gas prices (see “Commodity Prices and Marketing”) as our transportation contracts were permanently assigned to a third party marketer. With the increase in transportation commitments corresponding to our continued growth, commencing November 1, 2016 Advantage chose to have these contracts permanently assigned back to Advantage and natural gas transportation expense is presented separately. This change has no effect on funds from operations, cash netbacks, or net income.

General and Administrative Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
General and administrative expense	$1,052	$1,680	(37)%	$7,165	$7,469	(4)%
per mcfe	$0.05	$0.08	(38)%	$0.08	$0.10	(20)%
Employees at December 31				29	27	7%

General and administrative (“G&A”) expense for the year ended December 31, 2017 was mainly consistent with 2016 and decreased 20% on a per mcfe basis to $0.08/mcfe due to the higher production during 2017. G&A expense for 2017 was modestly lower than 2016 due to additional legal fees incurred during 2016 associated with an equity financing and lower director compensation costs in 2017 related to the revaluation of deferred share units at the current lower share price.

Advantage Oil & Gas Ltd. - 6

Finance Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Finance expense
Cash expense ($000)	$1,968	$1,913	3%	$6,931	$9,335	(26)%
per mcfe	$0.09	$0.09	-%	$0.08	$0.13	(38)%
Accretion expense ($000)	$223	$291	(23)%	$951	$915	4%
per mcfe	$0.01	$0.01	-%	$0.01	$0.01	-%
Total finance expense ($000)	$2,191	$2,204	(1)%	$7,882	$10,250	(23)%
per mcfe	$0.10	$0.10	-%	$0.09	$0.14	(36)%

Advantage’s average outstanding bank indebtedness was lower during the year ended December 31, 2017 compared to 2016 due to proceeds from the equity financing that closed on March 8, 2016, partly offset by the use of bank debt to partially support the 2017 capital program. The lower average bank indebtedness contributed to a decrease in cash finance expense for 2017 as compared to 2016. Interest rates are primarily based on short term bankers’ acceptance rates plus a stamping fee and determined by total debt to the trailing four quarters Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities. In 2018, we expect higher cash finance expense resulting from the higher average bank indebtedness and interest rates as determined by our total debt to EBITDA ratio.

Funds from Operations and Cash Netbacks

	Three months ended				Year ended
	December 31				December 31
	2017		2016		2017		2016
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales (1)	$53,777	$2.38	$64,556	$3.17	$231,764	$2.69	$161,933	$2.18
Realized gains on derivatives	12,002	0.53	6,534	0.32	27,847	0.32	53,094	0.71
Royalty expense	(1,575)	(0.07)	(3,637)	(0.18)	(6,387)	(0.07)	(4,900)	(0.07)
Operating expense	(5,967)	(0.26)	(4,490)	(0.22)	(21,729)	(0.25)	(20,358)	(0.27)
Transportation expense (1)	(11,350)	(0.50)	(5,223)	(0.26)	(34,517)	(0.40)	(6,982)	(0.09)
Operating income and operating netbacks (2)	46,887	2.08	57,740	2.83	196,978	2.29	182,787	2.46
General and administrative expense	(1,052)	(0.05)	(1,680)	(0.08)	(7,165)	(0.08)	(7,469)	(0.10)
Finance expense (3)	(1,968)	(0.09)	(1,913)	(0.09)	(6,931)	(0.08)	(9,335)	(0.13)
Other income (4)	16	-	463	0.02	320	-	878	0.01
Funds from operations and cash netbacks (2)	$43,883	$1.94	$54,610	$2.68	$183,202	$2.13	$166,861	$2.24

Per basic weighted average share (2)	$0.24		$0.30		$0.99		$0.92

(1)	Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see "Transportation Expense"). In the first three quarters of 2016, transportation expense represented only costs related to our liquids production. Natural gas transportation was $0.32/mcf and $0.30/mcf for three months and year ended December 31, 2016, respectively.

(2)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Please see "Non-GAAP Measures".

(3)	Finance expense excludes non-cash accretion expense.

(4)	Other income excludes non-cash other income.

Advantage realized funds from operations of $43.9 million and $183.2 million with cash netbacks of $1.94/mcfe and $2.13/mcfe for the three months and year ended December 31, 2017, respectively. Funds from operations on a per share basis was $0.24 and $0.99 for the three months and year ended December 31, 2017, respectively. Funds from operations decreased by $10.7 million or 20% for the fourth quarter of 2017 as compared to the same period in 2016, primarily due to a 45% decrease in AECO daily natural gas prices, partially offset by additional realized gains on derivatives and an 11% increase in total production. Higher transportation expense during the fourth quarter of 2017 was primarily due to Advantage’s participation in TCPL’s long term, fixed price service open season from Empress, Alberta to the Dawn market in Southern Ontario, which commenced November 1, 2017 (see “Transportation Expense”).

Advantage Oil & Gas Ltd. - 7

For the year ended December 31, 2017, funds from operations increased by $16.3 million or 10% compared to 2016. Funds from operations increased due to a 16% increase in total production, a Montney leading low cash cost structure (calculated as total of royalty expense, operating expense, transportation expense, G&A expense and finance expense excluding non-cash accretion) of $0.88/mcfe, a 24% increase in average realized natural gas prices (excluding hedging) and realized derivative gains of $27.8 million from our commodity risk management program (see “Commodity Price Risk Management and Market Diversification”). Advantage’s strong funds from operations and balance sheet supported our capital program during the year and resulted in a total debt to trailing twelve-month funds from operations ratio of 1.2 as at December 31, 2017. Excluding realized gains on derivatives, Advantage’s cash netback was $1.41/mcfe and $1.81/mcfe for the three months and year ended December 31, 2017 resulting in margins representing 59% and 67% of our realized natural gas and liquids sales, respectively.

Share Based Compensation

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Share based compensation ($000)
Stock Options	$33	$119	(72)%	$217	$459	(53)%
Performance Awards	1,216	797	53%	4,902	2,822	74%
Total Share based compensation	$1,249	$916	36%	$5,119	$3,281	56%
per mcfe	$0.06	$0.05	20%	$0.06	$0.04	50%

Share based compensation represents expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to employees and contractors and to align the interests of these individuals with those of shareholders. For the year ended December 31, 2017, share based compensation increased by $1.8 million compared to 2016, primarily due to an increase in the value of Performance Awards granted in 2014 that vested in the second quarter of 2017 and revaluations of Payout Multipliers associated with outstanding Performance Awards that can result in expense variability. As at December 31, 2017, a total of 2.0 million Stock Options and 1.6 million Performance Awards are unexercised which represents 1.9% of Advantage’s total outstanding common shares.

Depreciation Expense

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Depreciation expense ($000)	$29,394	$28,382	4%	$117,945	$116,232	1%
per mcfe	$1.30	$1.40	(7)%	$1.37	$1.56	(12)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe has decreased during 2017 due to the continued efficiency of our reserve additions. Continued production increases have resulted in modestly higher depreciation expense for the three months and year ended December 31, 2017 as compared to the same periods of 2016 (see “Production”).

Advantage Oil & Gas Ltd. - 8

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2017, the Corporation recognized a deferred income tax expense of $37.3 million as a result of $132.3 million income before taxes. As at December 31, 2017, the Corporation had a deferred income tax liability of $72.5 million.

Estimated tax pools at December 31, 2017, are as follows:

($ millions)

Canadian Development Expenses	$211
Canadian Exploration Expenses	66
Canadian Oil and Gas Property Expenses	14
Non-capital losses	690
Undepreciated Capital Cost	251
Capital losses	158
Scientific Research and Experimental Development Expenditures	33
Other	11
$1,434

Net Income (Loss) and Comprehensive Income (Loss)

	Three months ended			Year ended
	December 31			December 31
	2017	2016	% change	2017	2016	% change
Net income (loss) and comprehensive income (loss) ($000)	$21,425	$(8,845)	(342)%	$95,039	$(15,734)	(704)%
per share - basic	$0.12	$(0.05)	(340)%	$0.51	$(0.09)	(667)%
per share - diluted	$0.11	$(0.05)	(320)%	$0.50	$(0.09)	(656)%

Advantage recognized net income of $21.4 million and $95.0 million for the three months and year ended December 31, 2017, respectively. Net income for 2017 was positively impacted by higher revenue due to increased production and commodity prices and lower finance expense resulting from reduced average bank indebtedness. Net income for the three months ended December 31, 2017 was positively impacted by the increased production and higher realized gains on derivatives from the weaker commodity price environment that resulted in lower revenue. Operating and transportation expense increased during 2017 due to the higher production and participation in TCPL’s long term, fixed price service open season whereby we began transporting natural gas to the Dawn premium market in Southern Ontario. Unrealized gains on derivatives of $17.2 million and $73.3 million for the three months and year ended December 31, 2017, respectively, contributed significantly to net income. Unrealized gains and losses on derivatives are non-cash and can fluctuate greatly between periods from changes to the estimated value to settle outstanding contracts (see “Commodity Price Risk Management and Market Diversification”).

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2018	2019	2020	2021	2022	After 2022
Building leases		$1.8	$1.1	$0.7	$-	$-	$-	$-
Transportation		384.9	46.2	50.7	49.9	46.0	43.9	148.2
Bank indebtedness (1)	- principal	210.0	-	210.0	-	-	-	-
	- interest	13.9	9.4	4.5	-	-	-	-
Total contractual obligations		$610.6	$56.7	$265.9	$49.9	$46.0	$43.9	$148.2

(1)	As at December 31, 2017, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2018. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

Advantage Oil & Gas Ltd. - 9

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	December 31, 2017
Bank indebtedness (non-current)	$208,978
Working capital deficit	13,808
Total debt (1)	$222,786
Shares outstanding	185,963,186
Shares closing market price ($/share)	$5.40
Market capitalization	$1,004,201

Total capitalization	$1,226,987

Total debt to funds from operations (2)	1.2

(1) Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.

(2) Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage has a $400 million credit facility of which $191 million or 48% was available at December 31, 2017 (see “Bank Indebtedness, Credit Facilities and Other Obligations”). The Corporation’s twelve-month trailing funds from operations of $183 million was partially supplemented by working capital and bank indebtedness to fund our net capital expenditure program of $249 million. Through continuous careful management of our bank indebtedness and timing of capital expenditures, total debt to twelve-month trailing funds from operations remained low at 1.2 times as at December 31, 2017. Advantage has a strong balance sheet, a disciplined commodity risk management program, an industry leading low cost structure, and substantial available liquidity such that it is well positioned to continue successfully executing our multi-year development plan.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

Shareholders’ Equity

As at December 31, 2017, Advantage had 186.0 million common shares outstanding. During the year ended December 31, 2017, Advantage issued 1.3 million common shares to employees and contractors in exchange for the exercise of 1.1 million stock options and the settlement of 0.4 million performance shares. As at December 31, 2017, a total of 2.0 million stock options and 1.6 million performance awards were outstanding, which represents 1.9% of Advantage’s total outstanding common shares. On March 8, 2016, Advantage closed the equity financing of 13,427,075 common shares issued for net proceeds of $95.1 million which was used initially to reduce bank indebtedness. As at March 5, 2018, Advantage had 186.0 million common shares outstanding.

Advantage Oil & Gas Ltd. - 10

Bank Indebtedness, Credit Facilities and Other Obligations

At December 31, 2017, Advantage had bank indebtedness outstanding of $209.0 million, an increase of $55.9 million since December 31, 2016. The change in bank indebtedness was consistent with the timing and execution of Advantage’s planned capital expenditure program. Advantage’s credit facilities have a borrowing base of $400 million that is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation and has no financial covenants (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through an evaluation of our reserve estimates based upon their own commodity price assumptions. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. In October 2017, the semi-annual redetermination of the Credit Facilities borrowing base was completed, with no changes to the borrowing base of $400 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The next annual review is scheduled to occur in June 2018. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage’s working capital deficit of $13.8 million as at December 31, 2017 increased from $6.2 million at December 31, 2016 due to an increase in capital expenditures activity. Our working capital includes items expected for normal operations such as cash and cash equivalents, trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2017	2016	2017	2016
Drilling, completions and workovers	$44,781	$21,188	$143,797	$56,189
Well equipping and facilities	29,272	8,537	97,652	65,657
Other	(5)	167	118	167
Expenditures on property, plant and equipment	74,048	29,892	241,567	122,013
Expenditures on exploration and evaluation assets	(325)	151	7,207	6,001
Net capital expenditures (1)	$73,723	$30,043	$248,774	$128,014

(1) Net capital expenditures excludes change in decommissioning liability.

Advantage invested $248.8 million on property, plant, equipment and land purchases during the year ended December 31, 2017 with $74 million invested in the fourth quarter.

During the fourth quarter of 2017, construction of the announced expansion of our 100% owned Glacier gas plant to 400 mmcf/d raw gas capability (including 6,800 bbls/d of liquids) continued with an anticipated completion date of early second quarter 2018. All major equipment is in place with the majority of the mechanical and electrical work completed. A planned shutdown of our plant to tie-in the new equipment, along with commissioning and testing, will occur in April. This work and related production impacts have been incorporated into our 2018 production guidance range, which includes slightly lower second quarter 2018 volumes compared to the first quarter. In 2017, a total of $86 million (35% of our total capital expenditure) was invested in infrastructure projects at Glacier, including $78 million for the gas plant expansion. Advantage’s strategy of owning and operating our own infrastructure has helped us achieve an industry leading low cost structure.

Advantage drilled 33.4 net Montney horizontal wells in 2017 across all our properties, which included delineation drilling on our undeveloped land holdings at Valhalla, Wembley and Progress. Advantage drilled 28.0, 3.4, 1.0 and 1.0 net wells at Glacier, Valhalla, Wembley and Progress, respectively. At Glacier, our drilling focused on multi-well pads with our smallest pad drilled during the year being 8 wells. Advantage’s Upper, Middle and Lower Montney wells at Glacier are continuing to demonstrate strong production performance. Middle Montney results at Glacier in 2017 extended our liquids-rich fairway into previously undrilled areas and confirmed well performance improvements from frac design technology changes which has been applied to high liquids-rich areas and reservoir layers within our Montney lands.

Advantage Oil & Gas Ltd. - 11

At Valhalla, a new 2017 four well pad (3.4 net wells) demonstrated a combined initial production flow rate of 6,410 boe/d comprised of 32 mmcf/d gas and 1,075 bbls/d of liquids (based on Glacier gas plant shallow cut extraction process) with certain liquid yields comprised of 90% free condensate/oil in excess of 100 bbls/mmcf. At Valhalla, Wembley and Progress, ongoing industry drilling and production have demonstrated encouraging initial results with attractive liquid yields and gas rates. Industry drilling adjacent to our lands have targeted up to four Montney layers with results demonstrating liquids-rich gas accumulations in all layers to date. Advantage has a total of 110 net sections of Doig/Montney rights within these three areas with at least 30 contiguous sections in each of these land blocks that are capable of supporting scalable development.

Advantage’s current standing well inventory consists of 31 total wells of which 8 wells are tied-in waiting to be produced, 10 wells are in various stages of completion, and 13 wells are cased waiting to be completed. These wells are estimated to provide sufficient productive capacity to attain our 2018 annual production target.

In 2017, Advantage invested $7.2 million to acquire 37 additional sections of Doig/Montney rights in the Valhalla, Wembley and Progress areas proximal to our existing land holdings. Subsequent to year end, Advantage acquired an additional 11 sections and now holds a total of 200 net sections (128,000 net acres) of Doig/Montney rights, with 110 of these sections in the Valhalla/Progress/Wembley areas that have potential for liquids-rich, multi-layer development.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2017 and 2016 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2017	2016
Sources of funds
Funds from operations	$183,202	$166,861
Net proceeds of equity financing	-	95,130
Increase in bank indebtedness	56,189	-
Change in non-cash working capital and other	10,573	1,598
	$249,964	$263,589
Uses of funds
Decrease in bank indebtedness	$-	$133,718
Net capital expenditures	248,774	128,014
Expenditures on decommissioning liability	1,190	1,857
	$249,964	$263,589

Bank indebtedness increased during the year ended December 31, 2017 as a result of planned net capital expenditures exceeding funds from operations and changes in non-cash working capital. Advantage continuously monitors the debt levels to ensure an optimal mix of financing and cost of capital.

Annual Financial Information

The following is a summary of selected financial information of the Corporation for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015
Total sales (before royalties) ($000)	$231,764	$161,933	$132,311
Net income (loss) ($000)	$95,039	$(15,734)	$21,378
per share - basic	$0.51	$(0.09)	$0.13
per share - diluted	$0.50	$(0.09)	$0.12
Total assets	$1,691,182	$1,496,459	$1,517,443
Long term financial liabilities ($000) (1)	$208,978	$153,102	$286,519

(1)	Long term financial liabilities exclude derivative liability, decommissioning liability and deferred income tax liability.

Advantage Oil & Gas Ltd. - 12

Quarterly Performance

($000, except as otherwise	2017				2016
indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Daily production
Natural gas (mcf/d)	237,780	219,812	225,844	230,906	215,369	207,332	203,791	164,618
Liquids (bbls/d)	1,227	1,395	1,098	1,151	949	1,205	1,083	418
Total (mcfe/d)	245,142	228,182	232,432	237,812	221,063	214,562	210,289	167,126
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.15	$1.84	$2.98	$2.99	$3.02	$2.08	$1.10	$1.72
Including hedging	$2.69	$2.26	$3.09	$3.24	$3.35	$2.71	$2.18	$2.70
AECO daily	$1.69	$1.46	$2.79	$2.70	$3.09	$2.32	$1.40	$1.84
AECO monthly	$1.95	$2.04	$2.77	$2.95	$2.81	$2.20	$1.25	$2.11
Liquids ($/bbl)
Excluding and including hedging	$60.48	$46.95	$57.27	$53.73	$53.01	$45.58	$52.67	$31.21
Edmonton Light ($/bbl)	$66.89	$57.11	$60.38	$64.72	$60.76	$54.34	$55.02	$38.85
Total sales including realized hedging	$65,779	$51,706	$69,169	$72,957	$71,090	$56,697	$45,615	$41,625
Net income (loss)	$21,425	$13,026	$18,339	$42,249	$(8,845)	$8,185	$(29,765)	$14,691
per share - basic	$0.12	$0.07	$0.10	$0.23	$(0.05)	$0.04	$(0.16)	$0.08
per share - diluted	$0.11	$0.07	$0.10	$0.22	$(0.05)	$0.04	$(0.16)	$0.08
Funds from operations	$43,883	$36,722	$48,625	$53,972	$54,610	$45,132	$36,883	$30,236

The table above highlights the Corporation’s performance for the fourth quarter of 2017 and also for the preceding seven quarters. The Corporation’s production for the first quarter of 2016 was negatively impacted by TCPL unplanned firm and interruptible service restrictions in addition to Advantage’s planned outages required to install new equipment for the subsequent Glacier gas plant expansion to 250 mmcfe/d. In the second half of 2016, we attained production levels in excess of 220 mmcfe/d and continued to increase production thereby substantially filling the Glacier gas plant processing capacity in the first and second quarters of 2017, consistent with our multi-year development plan. Production for the third quarter of 2017 was slightly impacted by TCPL capacity restrictions and planned production decreases due to the ongoing expansion of the Glacier gas plant. Production increased during the fourth quarter of 2017, filling the Glacier gas plant capacity and achieving record production for Advantage.

Sales and funds from operations increased through 2016 and early 2017 in conjunction with continued production growth, lower cash costs and gains realized from our commodity risk management program. Sales and funds from operations were weaker in the second half of 2017 as operational achievements were offset by a decline in natural gas prices. Although Advantage has generally reported net income, the net losses reported in the second and fourth quarters of 2016 were primarily due to the recognition of unrealized derivative losses. Net income generated through 2017 has been attributable to increased production with strong funds from operations as well as the recognition of unrealized derivative gains resulting from an increase in the fair value of our outstanding derivative contracts (see “Commodity Price Risk Management and Market Diversification”). Advantage’s production growth, industry leading low cost structure, strong capital efficiencies and commodity risk management program have achieved long-term profitability despite the natural gas price volatility.

Advantage Oil & Gas Ltd. - 13

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management has determined there to be a single cash-generating unit (“CGU”), the Glacier Area, on the basis of its ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure, namely a single processing plant owned by Advantage. For purposes of assessment of impairment, Management has allocated all exploration and evaluation assets to the Glacier Area CGU, on the basis of their geographic proximity.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. Estimates used in the determination of deferred income taxes provisions are significant and can include expected future tax rates, expectations regarding the realization or settlement of the carrying amount of assets and liabilities and other relevant assumptions. Estimates used in the determination of decommissioning liability cost provisions and accretion expense are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the year ended December 31, 2017.

Accounting Pronouncements not yet Adopted

IFRS 9 Financial Instruments introduces a new classification and measurement requirements, impairment model and hedge accounting model. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Advantage does not anticipate any material changes or effects to our current accounting.

IFRS 15 Revenue from Contracts with Customers requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. The standard is to be adopted for annual periods beginning on or after January 1, 2018, either retrospectively or using a modified retrospective approach. Advantage has individually assessed each current and possible future revenue stream using the principles established by IFRS 15. Based on our assessments, Advantage has determined that accounting for each of our revenue streams will be substantially the same under IFRS 15 as under current IFRS standards. Advantage does not anticipate any material impacts to our current accounting from the adoption of IFRS 15.

IFRS 16 Leases requires the recognition of assets and liabilities for most leases. The standard applies to annual periods beginning on or after January 1, 2019. Under IFRS 16, lease assets and liabilities will be required to be recognized on the balance sheet for most leases, where the entity is acting as a lessee. Certain leases of low-value assets and leases with short-terms (less than 12 months) will be exempt from the balance sheet recognition requirements, and may continue to be treated as operating leases. Advantage is currently reviewing the impact of IFRS 16 on our financial statements.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Advantage Oil & Gas Ltd. - 14

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s DC&P as at December 31, 2017. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the DC&P are effective as of the end of the year, in all material respects.

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have as at the financial year end December 31, 2017, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s ICFR as at December 31, 2017. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the ICFR are effective as of the end of the year, in all material respects.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Corporate Governance

The Corporation’s corporate governance practices can be found in the Management Information Circular.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) Advantage must submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) Advantage must annually provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed on the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Advantage Oil & Gas Ltd. - 15

Non-GAAP Measures

The Corporation discloses several financial and performance measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial and performance measures include “funds from operations”, “cash netbacks” and “net capital expenditures”, which should not be considered as alternatives to, or more meaningful than “net income”, “comprehensive income”, “cash provided by operating activities”, or “cash used in investing activities” as determined in accordance with GAAP. Management believes that these measures provide an indication of the results generated by the Corporation’s principal business activities and provide useful supplemental information for analysis of the Corporation’s operating performance and liquidity. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2017	2016	% change	2017	2016	% change
Cash provided by operating activities	$29,848	$57,099	(48)%	$186,401	$174,906	7%
Expenditures on decommissioning liability	370	491	(25)%	1,190	1,857	(36)%
Changes in non-cash working capital	15,633	(1,067)	(1565)%	2,542	(567)	(548)%
Finance expense (1)	(1,968)	(1,913)	3%	(6,931)	(9,335)	(26)%
Funds from operations	$43,883	$54,610	(20)%	$183,202	$166,861	10%

(1) Finance expense excludes non-cash accretion expense.

Net capital expenditures include total capital expenditures related to property, plant and equipment and exploration and evaluation assets incurred during the period. Management considers this measure reflective of actual capital activity for the period as it excludes changes in working capital related to other periods.

Conversion Ratio

The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information and Other Advisories

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These forward-looking statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

Advantage Oil & Gas Ltd. - 16

In particular, forward-looking statements included in this MD&A include, but are not limited to, Advantage's beliefs as to the benefit to investors of modifying its natural gas marketing contract; the Corporation’s ability to meet its production targets; anticipated annual production for 2018, including the expected amount of liquids production and condensate; the Corporation's expectation that second quarter 2018 production will be consistent with the first quarter of 2018 and the fourth quarter of 2017 and that production will ramp up in the third and fourth quarters of 2018 to achieve the Corporation's anticipated annual production guidance; the Corporation’s expectations with respect to the market for natural gas and volatility in natural gas prices; the anticipated advantages from the Corporation’s participation in the Dawn market; effect of commodity prices on the Corporation’s financial results, condition and performance; industry conditions, including the effect of changes in commodity prices, weather and general economic conditions on the natural gas industry and demand for natural gas; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; future royalty rates, including the anticipated 2018 average royalty rate; the Corporation's expectation that it will realize higher cash finance expense in 2018; the Corporation's expectation that bank indebtedness will remain consistent through 2018 and that budgeted capital expenditures will be primarily funded from cash provided by operating activities; estimated tax pools at December 31, 2017; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation’s belief that it is well positioned to successfully execute its multi-year development plan; the Corporation's strategy for managing its capital structure, including the use of equity financing arrangements, share repurchases, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend or adjusting capital spending; the timing of reviews of capital structure and forecast information by Management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments and meet future obligations as they become due; terms of the Corporation's equity compensation plans; the Corporation's drilling and completion plans, including the anticipated timing thereof; the Corporation’s focus and expectations regarding its capital expenditures and operations; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital; the timing and impact of IFRS 9, IFRS 15 and IFRS 16 accounting pronouncements; and the statements under "critical accounting estimates" in this MD&A.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, regulatory approvals, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; lack of available capacity on pipelines; delays in timing of completion of the expansion of the Corporation's Glacier gas plant; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; availability of pipeline capacity; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Advantage Oil & Gas Ltd. - 17

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 5, 2018

Advantage Oil & Gas Ltd. - 18